EXHIBIT 11

CLECO CORPORATION

COMPUTATION OF NET INCOME PER COMMON SHARE

(UNAUDITED)

	For the three months ended March 31,
	2004	2003
	(Thousands, except share and per share amounts)
Basic
Net income before preferred dividend requirements	$13,378	$17,813
Preferred dividend requirements, net	(499)	(477)

Net income applicable to common stock	12,879	17,336

Total basic net income applicable to common stock	12,879	17,336
Total basic net income per common share	$0.27	$0.37

Weighted average number of shares of common stock
outstanding during the year	46,916,535	47,068,584

Diluted
Net income applicable to common stock	$12,879	$17,336
Adjustments to net income related to Employee Stock
Ownership Plan under the "if-converted" method:
Add: Loss of deduction for actual dividends paid
on convertible preferred stock, net of tax	525	319
Deduct: Tax benefit lost on above @ 38.48%	(202)
Deduct: Additional cash contribution equal to preferred dividends
less dividends paid at common dividend rate	-	(20)
Add: tax benefit gained on above @ 38.48%
Add: tax benefit on dividends paid on ESOP common shares assuming plan was based on common stock and benefit reduced income tax expense
on income statement @ 38.48% (as of 1/1/95 only on allocated shares)	179	159
Adjusted net income applicable to common stock	13,381	17,794

Total adjusted net income applicable to common stock	13,381	17,794
Total diluted net income per common stock	$0.27	$0.36

Weighted average number of shares of common stock
outstanding during the year	46,916,535	47,068,584
Common stock under stock option grants average shares	43,184	-
Number of equivalent common shares attributable to ESOP	2,305,620	2,417,082
Restricted stock (LTICP)	1,253	-

Average diluted shares	49,266,592	49,485,666